Exhibit 99.1
Scotia Capital CEO David Wilson Retires

TORONTO, June 22, 2005 - Scotia Capital CEO David Wilson will retire on October 31, 2005, Scotiabank announced today.

President and CEO Rick Waugh congratulated Mr. Wilson on his new appointment as Chair of the Ontario Securities Commission.

“I’d like to thank David for his tremendous contribution to our Bank,” Mr. Waugh said. “He has played a key role in our success for many years, and we wish him continued success.”

A new leadership structure within Scotia Capital will be announced as soon as possible, allowing for an orderly transition when Mr. Wilson retires at the end of the current fiscal year.

“David has developed a strong senior team, which has the vision and experience to continue to build on Scotia Capital’s success. Over the course of the next few months, David will be working with me to help manage the transition to new leadership,” Mr. Waugh said.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $309 billion in assets (as at April 30, 2005), Scotiabank trades on the Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

For further information:
Frank Switzer, Director, Public Affairs, Scotiabank, (416) 866-7238 or frank_switzer@scotiacapital.com